CARL C. ICAHN ISSUES OPEN LETTER TO
SHAREHOLDERS OF NAVISTAR INTERNATIONAL CORPORATION

New York, New York, September 11, 2012:  Carl C. Icahn today issued the following letter to the shareholders of Navistar International Corporation (NYSE: NAV):

Dear Fellow Navistar Shareholders:

In its September 10 press release the Navistar Board dismissed my September 9 letter as “threats, attacks and disruption rather than continuing constructive engagement”.  As that Board is well aware, I have a $330.9 million investment in Navistar, a company with a market capitalization that has fallen from just under $3.5 billion to $1.7 billion in the past 12 months.  The top four holders alone own approximately 56% of Navistar stock.  Meanwhile, total ownership of the Board and management is less than 1.5%, nearly all of which has been granted to them by Navistar (in other words by you and me) -- they have no skin in the game.  I have a message for the Navistar Board: My comments are not threats, they are demands that I take very seriously in light of my substantial investment, and as should you, in light of your fiduciary obligations.

Sadly, the comments made by the Navistar Board of Directors in their September 10 press release were not surprising to me.  Their comments were, in my opinion, nothing but a jumble of legal jargon about taking their “fiduciary duties very seriously”; half-baked promises regarding “new leadership,” a weak attempt to take credit for giving up on their prior emissions strategy, as though shareholders should be thankful that they only spent three years in the EGR quagmire, and blatant falsehoods as to their supposed “ongoing dialogues with shareholders”.  All of this nonsense is totally consistent with the non-productive run around that has been emblematic of my relationship with this Board, whose concept of “dialogue,” in my opinion, amounts to dogmatic, inflexible mantras, rather than the actual exchange of ideas in an effort to reach a mutual understanding for the betterment of Navistar and its owners.  In fact, on September 6, 2012, the new Navistar Chairman, Lewis Campbell admitted that he has made no attempt to discuss any of these matters with us or other shareholders.  When asked if he had discussions with any large shareholders Mr. Campbell made the following astonishing statement:

“Well I have not had any conversations with them…I will say this though, look there isn't anything I can think of anybody outside would want to do that we're not doing…. I don't know maybe you guys can tell us the things you'd like to see us do differently but I don't know what else we could be doing”

But to me the absolute topper contained in the Board’s September 10 press release was the pathetic plea by this Board that shareholders should all “rest assured, the Board and management have a clear path forward and are focused on executing on their plan and delivering value to shareholders.”  This from a Board of Directors that has overseen years of mismanagement, deteriorating results, falling stock prices and more recently, an SEC investigation.

After years of supporting a failed strategy, squandering corporate assets, overpaying underperforming executives, watching share price and market share consistently decline and, in my experience, making every possible effort to avoid engaging with shareholders in a meaningful dialogue about the future of this company, this Board is asking for a chance to implement their latest “clear path forward” at Navistar.  It is a chance shareholders cannot afford to take.  After all, this is the same Board that proved fully capable of spending our money to open a new, gold plated corporate headquarters, but failed to develop an engine that could meet EPA standards.

I made my first investment in Navistar on August 23, 2011.  From that time until today I have been a patient investor in the Company.  From the outset this Board told me that they needed time to execute on their vision for Navistar.  Despite my concerns regarding the management and governance of the company, last year we entered into a standstill with the company assuring them the opportunity to chart their own future and the time they claimed was necessary to achieve it.  We were attempting to avoid conflict in the hopes of an improved situation for all shareholders.  Those hopes have now been dashed.

In the past year, and particularly over the past several months, as our concerns for the company’s strategy continued to present themselves, we attempted to engage the company in meaningful discussions over their strategy – they have flatly refused. We have even offered on multiple occasions to sign a confidentiality agreement thereby restricting ourselves to engage in a more open discussion – again the Board refused. We have signaled a willingness to sit down and discuss this situation with the management, Board members and the other large shareholders – again the Board refused. It appears to me that the old management team received unwavering support from this Board, and in particular from this Board’s executive committee, right up until the point where it began to endanger Board members’ jobs. Only then were they willing to do anything about it, and even then they were not willing to find a permanent management team or have an open discussion with shareholders.

What has happened at Navistar over the past three years is not simply a matter of poor business judgment – as far as I am concerned it represents a blatant, ongoing disregard for the success of the company and a long track record of ignoring the perilous situation the company is in, while rewarding the strategy and management team that got us here. In my opinion, by damaging our company and its prospects, the Navistar Board has also exposed itself to significant risk of personal liability both as a result of its continuing reckless disregard for the needs of the company and the requirements of its business, and by adoption of a poison pill in the unique circumstance existing at Navistar.  With only four holders owning more than a majority of the Navistar shares, even the “normal” flimsy justifications used to support a Board’s decision to adopt a poison pill -- to protect the fragmented shareholders from the influence of an acquisitive shareholder -- are non-existent, and this pill is exposed for what I think it really is -- a bad faith, self interested maneuver by the Board to protect its fees and perks.

As I have previously stated, I intend to move forward pursuant to Section 220 of the Delaware General Corporation Law to obtain information regarding what to me are the obvious failures at Navistar.  I would prefer to amicably resolve this matter with Navistar and not engage in the tiresome and expensive process of protracted litigation and a proxy fight----all of which only make the company’s lawyers and advisors rich at my (and your) expense.  However, if the Board continues to follow the advice of those same advisors, and fails to recognize the right of an owner to have a legitimate say in the conduct of the business that it owns, then I will have little choice but to do this “the hard way” and proceed as I consider appropriate when forced to deal with an entrenched Board intent on self protection at all cost.

Very truly yours,

Carl C. Icahn

Contact: Susan Gordon (212) 702-4309

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF NAVISTAR INTERNATIONAL CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NAVISTAR INTERNATIONAL CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.   INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D RELATING TO THE COMMON STOCK, PAR VALUE $0.10 PER SHARE, OF NAVISTAR INTERNATIONAL CORPORATION, FILED BY THE PARTICIPANTS ON SEPTEMBER 13, 2011, AS AMENDED (THE “SCHEDULE 13D”).  THE PARTICIPANTS HAVE NO INTEREST IN NAVISTAR INTERNATIONAL CORPORATION OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE, OF NAVISTAR INTERNATIONAL CORPORATION, AS DISCLOSED IN THE SCHEDULE 13D.  THE SCHEDULE 13D IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.